September 22, 2010

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE: UQM Technologies, Inc.

Form 10-K for fiscal year ended March 31, 2010

Filed May 24, 2010, File No. 1-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated September 3, 2010:

Comment No. 1: We note from your response to prior comment 6 that you are presenting your deferred compensation liability for those executives that have not attained the required years of service requirement in your fair value table. Please explain to us why you have not presented the deferred compensation liability for those executives that had obtained the years of service requirement in your fair value table.

Response: In future filings, the Company will add the deferred compensation liability for those executives that have attained the years of service requirement in its Fair Value Measurements footnote.

Comment No. 2: It is unclear from your response to prior comment 11 whether the objective criteria that were required to be achieved by your named executive officers for the fiscal year ended March 31, 2010 were omitted on the basis of competitive harm pursuant to instruction 4 to Regulation S-K Item 402 (b). Please advise. If you believe that disclosure of this information, on a historical basis, would result in competitive harm, please provide us with a detailed explanation that supports such conclusion. See also Question 118.04 to the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The omission of specific performance targets in our compensation disclosure and analysis for the previous fiscal year, as reported in our proxy statement filed June 18, 2010, was not on the basis of competitive harm but as to materiality of the targets within the facts and circumstances of the totality of factors considered for the variable pay awards. Our compensation committee considered many factors, some qualitative/objective and some quantitative/subjective, in coming to its decision on how much variable compensation to award, including the following accomplishments of management during the last fiscal year:

  successfully building a customer supply relationship with CODA and entering into a supply agreement framing the procedures and terms of future purchase orders;

  completing a successful grant application that led to a $45.1 million assistance award from the U.S. Department of Energy ("DOE") and successfully negotiating the terms with the DOE to enable the completion of the award;

  locating, successfully negotiating and closing the purchase and renovation of a new manufacturing facility that is four times larger than our existing facility and supports future growth at an attractive purchase price;

  successfully completing the relocation of our operations to the new facility with minimal disruption in operations;

  successfully completing the recruiting and hiring of numerous seasoned professional engineering and production personnel to execute the launch of high volume manufacturing operations;

  successfully completing the design, sourcing and setup of high volume manufacturing lines; and

  successfully completing the design and qualification of products that can be volume manufactured at competitive price points.

As disclosed in the proxy statement, the committee "has not established qualitative formulas or other calculations to determine the amount of variable pay." There were no objective criteria that were required to be achieved by the officers in order to be awarded variable pay or to set the amount of variable pay. Rather, as disclosed, the committee made a subjective decision whether to award variable pay and in what amount, based on various objective and subjective factors. As the attainment of revenue and earnings targets was only one of the factors considered by the compensation committee, and overshadowed by other factors, we determined as a threshold matter that these objective targets were not a material element of the overall decision.

We read your previous comment no. 11 as applying to "future filings." We again confirm that in future filings we will clarify the material factors considered and disclose objective performance targets where they are a material factor in determining variable pay.

Comment No. 3: We note your response to prior comment 12 that you believe this agreement is not a material contract to the company.

  However, it appears your disclosure describing this "supply agreement" in the second paragraph of your Form 10-K and elsewhere does not balance your disclosure about this 10-year agreement with the fact that this is not a "binding obligation to purchase and sell propulsion systems" as your response indicates. Please tell us how you intend to address your disclosure on the first page of your Form 10-K so that investors can more fully appreciate the drawbacks of this agreement, including the non-binding nature of this agreement and how it is not a material agreement to your company at this time.

  In addition, it is unclear why you need to have the purchase agreements issued prior to this being a material agreement to you. We note that you state you are "currently investing substantial amounts of human resource and capital on establishing the manufacturing infrastructure to meet CODA Automotive's requirements" and you disclose that under the CODA supply agreement, CODA may be required to pay much of the costs in preparing to supply electric propulsion systems to CODA if they do not purchase enough from you. Please provide us your analysis as to why these are not material provisions that would require you to file this agreement, including quantifying these amounts. After we review your response we may have further comments.

  We note your disclosure that you have not had any purchases from CODA for units other than non-material pre-production units. Please tell us when you anticipate receiving material purchase orders as we note your disclosure regarding ramp up prior to "scheduled deliveries of CODA's all electric four-door sedan in the California market in the fall of 2010."

Response:  The Company will file the Supply Agreement with CODA as an exhibit to its quarterly report on Form 10-Q for the quarter ending September 30, 2010.  In connection with the filing of the Supply Agreement with CODA, the Company intends to file a request for confidential treatment of pricing and other selected confidential portions of the Agreement.

In response to your questions about our description of the Supply Agreement with CODA, in the event we have not received material purchase orders under the Supply Agreement by the filing date of our Form 10-Q for the quarter ending September 30, 2010 we anticipate including the following revised description of the Supply Agreement:

"In June 2009 we entered into a ten year Supply Agreement with CODA Automotive to supply UQM® PowerPhase® electric propulsion systems to CODA Automotive's production partner, Harbin HaFei Automobile Industry Group Co. Ltd. ("HaFei"), Harbin, China. HaFei is the third largest automobile manufacturer in China. Initial shipments of production systems under the agreement are expected to begin later this calendar year in limited quantities and ramp up based on deliveries of CODA Automotive's all-electric four-door sedan in the California market in calendar 2011. While the Supply Agreement provides a framework for our supply of CODA's propulsion system needs, no binding purchase obligation is made until the issuance of a purchase order pursuant to the Agreement.  CODA Automotive hopes to sell [update number at time of filing] (14,000 vehicles based on currently available public statements) vehicles in calendar year 2011, which, if achieved, would result in annual revenue to us in excess of $50 million.  Through the date of this report, we have received purchase orders under the Supply Agreement totaling $__ million."

We again acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss any of our responses.

Very truly yours,

UQM Technologies, Inc.

/s/DONALD A. FRENCH

Donald A. French

Treasurer